TASEKO AND CURIS ANNOUNCE COMPLETION OF PLAN OF ARRANGEMENT

November 20, 2014, Vancouver, British Columbia – Taseko Mines Limited ("Taseko") (TSX:TKO, NYSE MKT:TGB) and Curis Resources Ltd. (“Curis”) (TSX: CUV) are pleased to announce today the completion of the previously announced statutory plan of arrangement pursuant to which Taseko has acquired all of the issued and outstanding Curis common shares (the “Transaction”). Under the terms of the Transaction, Curis shareholders will receive 0.438 of a Taseko common share for each Curis common share held. Outstanding options to acquire Curis common shares will be exchanged for Taseko common sharesbased on an exchange formula set forth in the plan of arrangement implementing the Transaction. As a result of the Transaction, Curis has become a wholly owned subsidiary of Taseko.

The Transaction was approved by securityholders of Curis at a special meeting held on November 10, 2014. The British Columbia Supreme Court issued a final order approving the Transaction on November 17, 2014. Curis common shares are expected to cease trading and be de-listed from the Toronto Stock Exchange after the close of trading on or about November 25, 2014. Applications will also be made for Curis to cease to be a reporting issuer in the applicable jurisdictions.

Russell Hallbauer, President and CEO of Taseko, commented, “We strongly believe this transaction creates significant, long-term value for Taseko shareholders. The advanced-stage Florence Copper Project is a high quality asset located in Arizona with large copper reserves, a favourable capital and operating cost structure and access to key infrastructure. With the Curis acquisition now complete we can focus on project development and permitting initiatives for the Florence Copper Project. We feel the project is at the stage where Taseko management can support the Arizona-based Florence project team to achieve significant milestones in the near-term.”

If registered holders of Curis common shares haven’t already done so, they are encouraged to complete, execute and submit the letter of transmittal included in the special meeting materials previously sent to Curis securityholders as soon as possible in order to receive the Taseko common shares to which they are entitled under the Transaction. Non-registered holders of Curis common shares should contact their broker or other intermediary for assistance receiving the Taseko common shares to which they are entitled under the Transaction.

About Taseko

Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko also owns the New Prosperity Project, one of the largest undeveloped gold-copper deposits in the world. The Aley Niobium Project and Harmony Gold Project provide Taseko with a diverse project pipeline.

About Curis

Curis is focused on advancing the 100%-owned Florence Copper project in Arizona, USA, to production. A Phase 1 Production Test Facility (“PTF”) for the in-situ copper recovery project is in the final stages of permitting. The PTF includes a 24-well in-situ recovery well field and a state of the art SX-EW plant that will produce 99.99% pure copper cathode. The PTF will assist in demonstrating the science and safety of the in-situ process and provide an opportunity for the public to fully engage and understand this modern copper extraction technology. Florence Copper continues to advance engineering, testwork, environmental studies and permitting for Phase 2 commercial operations.

For further information on Taseko, please see Taseko’s	For further information on Curis,
website at www.tasekomines.com or contact:	contact:

Brian Bergot	Susie Bell
Vice President, Investor Relations	Manager Investor Relations
Tel: 778-373-4533 or toll free 1-877-441-4533	Tel: 604-684-6365
Email: Susiebell@hdimining.com

Forward Looking Statements

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the Transaction or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, actual results or developments may differ materially from those in the forward-looking statements. Investors are cautioned that any such statements are not guarantees of actual results or developments, which may differ materially from those projected in the forward-looking statements. For more information on Taseko or Curis, investors should review their respective continuous disclosure filings that are available at www.sedar.com.